

May 22, 2024

William Heissenbuttel
President and Chief Executive Officer
Royal Gold, Inc.
1144 15th Street, Suite 2500
Denver, CO 80202

> **Re: Royal Gold, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2023**
> **Response dated May 14, 2024**
> **File No. 001-13357**

Dear William Heissenbuttel:

We have reviewed your May 14, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 9, 2024 letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2023

Item 2. Properties, page 4

1. We note your response to comment 1 and we reissue the comment. After considering your response we continue to believe that the accommodations under Item 1303(a)(3) and 1304(a)(2) of Regulation S-K for royalty and streaming companies permit the omission of information, including mineral resources and mineral reserves, however the accommodations do not permit the substitution of mineral resources and mineral reserve prepared under other mineral reporting regimes. Please revise to remove resources and reserves from your filing that are not S-K 1300 compliant.

2. Additionally please provide additional context with respect to your ability to prepare a technical report summary for a material property. For example, in response to comment 1, you maintain that royalty and streaming companies typically do not have access to mining

properties and cannot produce their own S-K 1300 compliant mineral resource and mineral reserve estimates. However, Exhibit 10.47 to your Form 10-K for the Fiscal Year Ended June 30, 2019 filed August 8, 2019 includes language on page 31 that appears to permit access to the property for the purpose of preparing a technical report.

The language states, "Upon no less than ten Business Days' notice to the Seller, and subject at all times to the workplace rules and supervision of the Owner, and provided any rights of access do not interfere with any exploration, development, mining or processing work conducted at the Project, the Seller shall grant, or cause to be granted, to the Purchaser and its representatives and agents, at mutually agreeable times during normal business hours and at the Purchaser's sole risk and expense, the right to access the Project to monitor the Seller's compliance with the terms and conditions of this Agreement, to receive information reasonably required to assist the Purchaser's general understanding of the operations of the Project and to prepare on behalf of the Purchaser or any of its Affiliates any technical report in accordance with NI 43-101 and as otherwise required by Applicable Laws. The Purchaser shall be responsible for injuries to, or damages suffered by, the Purchaser and its representatives or agents while visiting the Project unless such injuries and damages are caused by the negligence or willful misconduct of a Seller Group Entity or its Affiliates or representatives."

In your response please tell us if your other agreements for material properties have similar terms.

3. We note your response to comment 2. Please provide a draft of your proposed future disclosure.

Please contact Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. If you have questions regarding comments on mining operations, please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction